July 12, 2011

Via EDGAR Submission and Overnight Delivery

Pamela A. Long, Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, DC 20549

Re:	BWAY Parent Company, Inc. (the “Company”)
Registration Statement on Form S-4 (as amended)
Filed: April 25, 2011
File No. 333-173712

Dear Ms. Long:

The Company has reviewed the Staff’s comments in your letter dated July 5, 2011 regarding BWAY Parent Company, Inc.’s Form S-4 originally filed with the U.S. Securities and Exchange Commission on April 25, 2011 (File No. 333-173712) (as amended, the “Registration Statement”) and has set forth below its responses to the comments.

Signatures, page S-1

1.	We note your response to comment 26 of our letter dated May 20, 2011. We also note the signature of the principal financial officer. Please revise to indicate the controller or principal accounting officer signing the report. Any person who occupies more than one position shall indicate each capacity in which he or she signs the report. See Instructions 1 and 2 of Form S-4.

Response:

The Company has revised the signature page in response to the Staff’s comment.

Item 21. Exhibits and Financial Statement Schedules, page E-1

2.	We note your response to comment 27 of our letter dated May 20, 2011. Please be advised that Item 601(b)(2) of Regulation S-K does not apply to the exhibit in question. To the extent that you believe the exhibits and schedules to the Credit Agreement are not material and the disclosure of which would result in substantial competitive harm to you, please submit a separate application for confidential treatment under Rule 406 of the 1933 Act. Please note that we may have comments on this application and, if so, we will issue such comments in a separate letter. Please also note that all comments on any application for confidential treatment must be resolved prior to this registration statement being declared effective. Please refer to Staff Legal Bulletin No. 1 (with Addendum) (July 11, 2001), which can be found on the Commission’s web site.

Pamela A. Long

Securities and Exchange Commission

July 12, 2011

Response:

The Company has included a conformed copy of the Credit Agreement, as amended by Amendment No. 1 thereto (including the exhibits and schedules thereto), as Exhibit 10.29 in response to the Staff’s comment.

Pamela A. Long

Securities and Exchange Commission

July 12, 2011

If the event that you have any additional questions, please contact me directly at (630) 203-4093

Regards,

/s/ Michael B. Clauer
Michael B. Clauer
Executive Vice President and Chief Financial Officer
BWAY Parent Company, Inc.